

10013268

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2009

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

OMNICOM GROUP RETIREMENT SAVINGS PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

OMNICOM GROUP INC.
437 Madison Avenue
New York, NY 10022

OMNICOM GROUP RETIREMENT SAVINGS PLAN

TABLE OF CONTENTS



O'Connor Davies Munns & Dobbins, llp
ACCOUNTANTS AND CONSULTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Administrator
Omnicom Group Retirement Savings Plan
New York, New York

We have audited the accompanying statement of net assets available for benefits of the Omnicom Group Retirement Savings Plan (the "Plan") as of December 31, 2009, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2009, and the changes in net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedules of 1) Schedule H, Line 4i - Schedule of Assets (Held at End of Year) and 2) Schedule H, Line 4a - Schedule of Delinquent Participant Contributions as of or for the year ended December 31, 2009 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ O'Connor Davies Munns & Dobbins, LLP

Harrison, New York
June 28, 2010

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Administrator
Omnicom Group Retirement Savings Plan
New York, New York

We have audited the accompanying statements of net assets available for benefits of the Omnicom Group Retirement Savings Plan (the "Plan") as of December 31, 2008 and 2007, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2008 and 2007, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming opinions on the basic financial statements taken as a whole. The accompanying supplemental schedules of assets held at December 31, 2008 and the schedule of late remittances for the year ended December 31, 2008 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ BDO Seidman, LLP

New York, New York
June 26, 2009

OMNICOM GROUP RETIREMENT SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,	
	2009	**2008**
ASSETS:		
Investments, at fair value	$ 1,481,347,327	$1,185,145,475
Contributions due from:		
Employer	31,245,805	41,484,000
Employees	600,534	357,102
Accrued interest and dividends	419,336	434,539
Due from broker for investments sold	36,409	554,931
Total receivables	32,302,084	42,830,572
	1,513,649,411	1,227,976,047
LIABILITIES:		
Accrued expenses	177,382	267,538
Due to broker for investments purchased	270,426	42,094
	447,808	309,632
Net assets reflecting investments at fair value	1,513,201,603	1,227,666,415
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	4,407,834	14,147,824
NET ASSETS AVAILABLE FOR BENEFITS	$1,517,609,437	$1,241,814,239

See accompanying notes to financial statements.

OMNICOM GROUP RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

	Year Ended December 31,	
	2009	**2008**
ADDITIONS:		
Interest and dividend income	$ 29,708,222	$ 46,297,117
Contributions:		
Employer	33,813,146	41,486,417
Employees	97,738,318	108,829,446
Rollovers	5,401,150	10,219,407
	136,952,614	160,535,270
Total Additions	166,660,836	206,832,387
DEDUCTIONS:		
Benefit payments	136,151,339	141,985,454
Administrative expenses	431,692	484,952
Total Deductions	136,583,031	142,470,406
Net appreciation (depreciation) in fair value of investments	239,338,277	(511,503,384)
Increase (decrease) in net assets available for benefits	269,416,082	(447,141,403)
Assets transferred into Plan	6,379,116	-
Net assets available for benefits, beginning of year	1,241,814,239	1,688,955,642
Net assets available for benefits, end of year	$1,517,609,437	$1,241,814,239

See accompanying notes to financial statements.

OMNICOM GROUP RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

1. Description of Plan

The following brief description of the Omnicom Group Retirement Savings Plan (the "Plan") is provided for general information purposes only. Participants should refer to the Summary Plan Description (the "SPD") or the Plan document for a more complete description of the Plan's provisions. In the event of any conflict between the SPD and the Plan document, the Plan document will control.

General

The Plan is a defined contribution retirement plan, subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), and to the provisions of the Internal Revenue Code of 1986, as amended (the "Code"), as it pertains to plans intended to qualify under Section 401(a) of the Code. The Plan covers all eligible employees of participating companies (the "Employer") of Omnicom Group Inc. (the "Company"). The Company is the sponsor of the Plan. The Administrative Committee (the "Committee"), comprised of persons appointed by the Company's Board of Directors or its delegate, administers the Plan and is responsible for resolving all questions that may arise under the Plan. The Plan's assets are held in trust with Fidelity Management Trust Company (the "Trustee"). An affiliate of the Trustee performs the recordkeeping services for the Plan.

Net Assets Transferred into the Plan

In 2009, seven separate retirement plans sponsored by subsidiaries of the Company were merged into the Plan. Net assets of $6,379,116 were transferred into the Plan.

Additional subsidiaries may merge their plan assets into the Plan in the future.

Eligibility and Plan Entry Dates

For the profit sharing feature of the Plan, employees of participating companies are generally eligible twelve months after their date of hire and are enrolled in the Plan on the first day of the following calendar quarter.

For the 401(k) and matching contribution features of the Plan, eligible employees of participating companies are qualified to enroll as soon as administratively practicable following employment.

Participating companies have the option to adopt any or all of the profit sharing, 401(k), or matching contribution features of the Plan. Certain participating companies have adopted the Plan for salaried employees only.

1. Description of Plan *(continued)*

Contributions

Profit sharing contributions and matching contributions by the participating companies ("Employer Contributions") to the Plan are discretionary and are authorized for each Plan year by the participating companies for the benefit of eligible employees in the respective companies.

Matching contribution formulas for employees enrolled in the 401(k) feature are determined by the participating companies from the options available under the Plan.

Participants are generally eligible to receive any Employer Contributions if they are active employees on the last day of the Plan year and are credited with at least 1,000 hours of service during the Plan year. Employer Contributions, if any, are deposited and allocated to the accounts of eligible participants after each Plan year-end.

The Plan allows employees of participating companies that have adopted the Plan's 401(k) feature to elect to contribute from 1% to 70% of their eligible compensation as pre-tax contributions to the Plan, up to the annual dollar limit under the Code.

Participant Accounts

Each participant's account is credited with the pre-tax contributions made by the participant and with employer discretionary matching contributions allocated to the participant, if any. Participants' accounts are also credited with discretionary profit sharing contributions as authorized each year by the respective participating companies for their employees. In addition, the Plan accepts rollover contributions from other employers' qualified plans or from eligible Individual Retirement Accounts.

Participants direct the investment of their account balances into one or more of the investment funds that are available through the Plan. Each participant's account is credited with its share of investment income, which is interest, dividends, and appreciation or depreciation in the fair value of the underlying assets, net of administrative expenses, for the funds in which that account is invested. The benefit to which a participant is entitled is the participant's vested account balance.

The portion of the Plan that allows participants to elect to invest in Omnicom Group Inc. common stock ("Company Stock") has been designated as an Employee Stock Ownership Plan ("ESOP"). Participants may elect to receive any dividends paid on their vested shares held in the ESOP as a cash payment instead of being reinvested in the Plan.

1. Description of Plan *(continued)*

Forfeitures

Forfeitures of terminated participants' non-vested account balances may be used to reduce Employer Contributions and also may be used to pay Plan expenses. At December 31, 2009 and 2008, unallocated forfeitures totaled $4,735,483 and $3,557,479, respectively. For the year ended December 31, 2009, forfeitures of $2,657,748 were used to reduce the 2008 Employer Contributions, which were paid in 2009. The Company estimates that forfeitures of approximately $3,284,993 will be used to reduce the 2009 Employer Contributions, which will be paid in 2010.

Vesting

Participants vest in any employer profit sharing contributions according to the following schedule:

0% for less than 2 years,
20% for 2 years but less than 3 years,
50% for 3 years but less than 4 years,
70% for 4 years but less than 5 years,
100% for 5 years or more.

Participants vest in any employer matching contributions according to one of the following vesting schedules, as adopted by each participating company:

(i) 0% for less than 2 years,
40% for 2 years but less than 3 years,
100% for 3 years or more,
or

(ii) 0% for less than 2 years,
20% for 2 years but less than 3 years,
50% for 3 years but less than 4 years,
70% for 4 years but less than 5 years,
100% for 5 years or more.

In addition, the Plan maintains certain more favorable vesting schedules, which were grandfathered for eligible participants when the retirement plans separately sponsored by subsidiaries of the Company were merged into the Plan.

1. Description of Plan *(continued)*

Payment of Benefits

Upon termination of employment, retirement, disability or death, participants (or their beneficiaries) may elect to receive the vested portion of their account in the form of a direct rollover, a lump-sum distribution, partial lump-sum distributions, or annual installment payments for up to 20 years. Also, payment of the account to a terminated participant may be deferred until age 70½ in accordance with Internal Revenue Service guidelines.

The Plan provides that accounts of terminated participants are distributed if their vested balance is $1,000 or less.

Participant Loans

In general, participants who are active employees may borrow from their accounts a minimum amount of $1,000 up to a maximum amount equal to the lesser of $50,000 or 50% of their vested account balance. Loans are secured by the vested balance in the participant's account and bear interest at the prime rate in effect at the time the loan was initiated. Interest rates for outstanding loans at December 31, 2009 range from 3.25% to 10.5%. Principal and interest are generally repaid through payroll deductions. General-purpose loans must be repaid within five years and loans granted for principal residences must be repaid within 15 years. Loans granted for principal residences transferred from merged plans may have longer maturity dates.

Administrative Expenses

The Plan pays certain administrative expenses associated with professional services provided to the Plan. Loan set-up fees, short-term trading fees, overnight mailing fees, and certain other miscellaneous fees are deducted from the participants' accounts. Other expenses are paid by the Company.

2. Summary of Significant Accounting Policies

Presentation of Financial Statements

The Plan's financial statements are prepared on the accrual basis of accounting in conformity with generally accepted accounting principles in the United States of America ("U.S. GAAP").

2. Summary of Significant Accounting Policies *(continued)*

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires the Plan's management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

The Plan's investments are stated at fair value. However, for fully benefit-responsive investment contracts, contract value is the relevant measurement attribute because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Statements of Net Assets Available for Benefits presents the fair value of the Plan's investments as well as an adjustment from fair value to contract value for the Plan's fully benefit-responsive investment contracts. The Statements of Changes in Net Assets Available for Benefits is prepared on a contract value basis. The Plan's investment in the Fidelity Managed Income Portfolio II ("MIP II") is a fully benefit-responsive investment contract (see Note 3).

Shares of registered investment companies (mutual funds) are valued at quoted market prices. Company Stock is valued at the closing price on The New York Stock Exchange. Participant loans are valued at amortized cost, which approximates fair value.

Purchase and sale of investments are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date. Interest income is recorded on the accrual basis.

Payment of Benefits

Benefit payments are recorded when paid.

Risk and Uncertainties

The Plan provides participants with various investment options. Investment securities, in general, are exposed to various risks, such as interest rate risk, credit risk and overall market volatility risk. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements and participant account balances.

2. Summary of Significant Accounting Policies *(continued)*

Fair Value

The Plan applies the fair value measurement guidance included in FASB Accounting Standards Codification ("Codification") Topic 820, *Fair Value Measurements and Disclosures* for its financial assets and liabilities that are required to be measured at fair value. The measurement of fair value requires the use of techniques based on observable and unobservable inputs. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect the Plan's market assumptions. The inputs establish the following fair value hierarchy:

Level 1 – Quoted prices in active markets for identical instruments

Level 2 – Significant other observable inputs

Level 3 – Significant unobservable inputs

Recent Accounting Pronouncements

In 2009, the Plan adopted guidance issued under FASB Accounting Standards Codification ("ASC") Topic 820, *Fair Value Measurements and Disclosures*, which reaffirms that fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date under current market conditions. The guidance also reaffirms the need to use judgment in determining if a formerly active market has become inactive and in determining fair values when the market has become inactive. The adoption of this guidance did not have any impact on the Plan's financial statements.

In 2009, the Plan adopted FASB Accounting Standards Update 2009-12, *Fair Value Measurements and Disclosures - Investment in Certain Entities that Calculate Net Asset Value per Share (or Its Equivalent)*, which provides guidance on estimating the fair value of a company's investments in investment companies when the investment does not have a readily determinable fair value. It permits the use of the investment's net asset value as a practical expedient to determine fair value. This guidance also required additional disclosure of the attributes of these investments such as: (i) the nature of any restrictions on the reporting entity's ability to redeem its investment; (ii) unfunded commitments; and (iii) investment strategies of the investees. The adoption of this guidance did not have any impact on the Plan's financial statements.

Reclassifications

Certain prior year amounts have been reclassified to conform to the current year presentation.

3. Investment in MIP II

MIP II is a common/collective trust. The underlying assets of MIP II are a pool of fixed income securities that includes U.S. Government and government agency obligations, publicly traded investment grade corporate debt, U.S. Government agency mortgage securities, asset-backed securities and other debt and fixed income securities. The securities are "wrapped" by synthetic investment contracts that provide liquidity for participant withdrawals. The issuers of the wrap contracts guarantee a minimum rate of return and provide full benefit responsiveness. Wrap contracts are purchased from issuers rated in the top three long-term rating categories (A- or above). At December 31, 2009 and 2008, there were no reserves against the wrap contracts carrying value due to the credit risk of the issuers.

The fair value of MIP II is determined by the Trustee based on the market value of the underlying securities. The contract value of MIP II is determined by the Trustee. Contract value is equal to the sum of all of the benefits owed to participants. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment in MIP II at contract value.

The interest crediting rates at December 31, 2009 and 2008 were 1.53% and 3.48% respectively. For the years ended December 31, 2009 and 2008, the average market yield of MIP II was 2.03% and 4.01%, respectively. There is no relationship between future crediting rates and the adjustment to contract value reported in the Statements of Net Assets Available for Benefits.

4. Investments

At December 31, 2009 and 2008, the Plan assets were invested as follows:

	Fair Value	
	2009	2008
Omnicom Group Inc. Common Stock	$106,635,788*	$ 77,062,806 *
Fidelity Managed Income Portfolio II	322,098,390*	340,434,242 *
Fidelity Contrafund	155,058,186*	116,586,965 *
PIMCO Total Return Fund - Institutional Class	142,491,074*	113,938,452 *
Spartan 500 Index - Advantage Class [(1)]	138,219,604*	111,670,553 *
Fidelity Diversified International Fund	135,913,683*	101,081,780 *
Eaton Vance Large-Cap Value Fund Class 1	90,875,918*	80,944,342 *
Dreyfus Midcap Value Fund A	82,924,371*	47,815,944
Morgan Stanley Institutional Fund Inc. Small Company Growth Portfolio	70,777,986	46,521,091
T. Rowe Price Institutional Large-Cap Core Growth Fund	50,061,202	34,260,461
Fidelity Low-Priced Stock Fund	22,969,121	13,426,718
RS Partners Fund Y	9,952,053	5,686,302
Neuberger Berman Socially Responsive Fund - Investor Class	2,520,137	1,136,507
Fidelity Freedom Income Fund	3,469,150	2,240,414
Fidelity Freedom 2000 Fund	3,076,487	2,141,464
Fidelity Freedom 2005 Fund	1,528,826	887,159
Fidelity Freedom 2010 Fund	7,179,530	6,360,554
Fidelity Freedom 2015 Fund	11,889,199	7,084,066
Fidelity Freedom 2020 Fund	14,821,068	8,623,840
Fidelity Freedom 2025 Fund	16,367,605	9,866,551
Fidelity Freedom 2030 Fund	20,071,153	11,663,058
Fidelity Freedom 2035 Fund	18,941,020	9,661,080
Fidelity Freedom 2040 Fund	23,007,511	12,822,948
Fidelity Freedom 2045 Fund	5,783,958	1,895,768
Fidelity Freedom 2050 Fund	3,857,264	1,456,062
Cash equivalents	4,618	3,946
Participant loans	20,852,425	19,872,402
	$1,481,347,327	$1,185,145,475

* Represents 5% or more of net assets available for benefits.

(1) Effective January 22, 2010, the fund changed its name from Spartan U.S. Equity Index Fund – Advantage Class.

4. Investments *(continued)*

For the years ended December 31, 2009 and 2008, the Plan's investments (including gains and losses on investments purchased and sold, as well as held during the year) appreciated (depreciated) in value as follows:

	2009	2008
Omnicom Group Inc. Common Stock	$ 33,716,082	$ (59,764,194)
Fidelity Contrafund	33,759,434	(71,791,895)
PIMCO Total Return Fund - Institutional Class	7,852,321	(5,913,028)
Spartan 500 Index - Advantage Class	25,881,406	(70,829,142)
Fidelity Diversified International Fund	29,598,071	(89,488,002)
Eaton Vance Large-Cap Value Fund Class 1	11,643,059	3,031,648
Dreyfus Midcap Value Fund A	29,703,277	(33,022,236)
Morgan Stanley Institutional Fund Inc. Small Company Growth Portfolio	21,447,396	(34,300,920)
T. Rowe Price Institutional Large-Cap Core Growth Fund	14,646,832	(22,495,300)
Fidelity Low-Priced Stock Fund	5,801,227	(9,471,410)
RS Partners Fund Y	2,866,770	229,883
Neuberger Berman Socially Responsive Fund – Investor Class	523,939	(440,518)
Fidelity Equity Income Fund	-	(68,817,835)
Wells Fargo Large Company Growth Fund – Institutional Class	-	(6,754,579)
RS Partners Fund A	-	(3,689,611)
Fidelity Freedom Income Fund	336,724	(470,238)
Fidelity Freedom 2000 Fund	284,165	(342,364)
Fidelity Freedom 2005 Fund	208,054	(434,967)
Fidelity Freedom 2010 Fund	1,190,539	(2,596,065)
Fidelity Freedom 2015 Fund	1,670,291	(3,100,693)
Fidelity Freedom 2020 Fund	2,335,901	(4,343,163)
Fidelity Freedom 2025 Fund	2,988,741	(5,150,435)
Fidelity Freedom 2030 Fund	3,600,370	(6,742,510)
Fidelity Freedom 2035 Fund	3,425,510	(5,389,114)
Fidelity Freedom 2040 Fund	4,244,913	(7,898,098)
Fidelity Freedom 2045 Fund	925,230	(735,062)
Fidelity Freedom 2050 Fund	688,025	(783,536)
	$239,338,277	$(511,503,384)

5. Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan, subject to the provisions of ERISA. In the event of termination of the Plan or the complete discontinuance of contributions by the Company under the Plan, the participants' accounts will become fully vested in accordance with the terms of the Plan.

6. Fair Value

The following tables present certain information for the Plan's financial assets that are measured at fair value at December 31, 2009 and 2008:

	2009			
	Level 1	Level 2	Level 3	Total
Cash equivalents	$ 4,618	$ -	$ -	$ 4,618
Mutual funds	1,031,756,106	-	-	1,031,756,106
MIP II	-	322,098,390	-	322,098,390
Company Stock	106,635,788	-	-	106,635,788
Participant loans	-	-	20,852,425	20,852,425
	$1,138,396,512	$322,098,390	$ 20,852,425	$1,481,347,327

	2008			
	Level 1	Level 2	Level 3	Total
Cash equivalents	$ 3,946	$ -	$ -	$ 3,946
Mutual funds	747,772,079	-	-	747,772,079
MIP II	-	340,434,242	-	340,434,242
Company Stock	77,062,806	-	-	77,062,806
Participant loans	-	-	19,872,402	19,872,402
	$824,838,831	$340,434,242	$19,872,402	$1,185,145,475

The following table presents a summary of changes in the fair value of the Plan's Level 3 assets:

	2009	2008
Balance January 1,	$19,872,402	$20,018,096
Issuances, repayments and settlements, net	980,023	(145,694)
Balance December 31,	$20,852,425	$19,872,402

7. Tax Status

The Plan is a retirement plan satisfying the qualification requirements under Section 401(a) of the Code, and therefore is not subject to tax under present income tax laws. The Plan received a favorable determination letter dated June 22, 2005. An application for an updated determination letter was filed on February 1, 2010.

The Plan has been amended from time to time since receiving the determination letter. However, the Committee believes that the Plan is designed and is currently being operated in compliance with the applicable provisions of the Code, and therefore remains exempt from taxation.

8. Party-In-Interest Transactions

Certain Plan investments are managed by the Trustee of the Plan, and certain of its affiliates, and, therefore, the investments qualify as party-in-interest transactions. Excluding fees from brokerage transactions, no fees were charged to the Plan by the Trustee for investment management services for the years ended December 31, 2009 and 2008.

One of the investment funds of the Plan invests exclusively in Company Stock. At December 31, 2009 and 2008, the Plan owned 2,723,775 and 2,862,660 shares of Company Stock, respectively, with corresponding year-end market values of $106,635,788 and $77,062,806, respectively.

Additionally, participants who are active employees may borrow from their accounts and such loans qualify as party-in-interest transactions.

9. Accounting Standards Issued Not Yet Adopted

In January 2010, the FASB issued Accounting Standards Update No. 2010-06, Fair Value Measurements and Disclosures ("ASU 2010-06") which requires new disclosure and clarifies existing disclosure required under current fair value guidance. Under the new guidance, the Plan must disclose separately gross transfers in and gross transfers out of Levels 1, 2, and 3 and describe the reasons for the transfers. The Plan must also disclose and consistently follow its policy for determining when transfers between levels are recognized. The new guidance also requires separate presentation of purchases, sales, issuances, and settlements rather than net presentation in the Level 3 reconciliation. The ASU also makes clear the appropriate level of disaggregation for fair value disclosures, which is generally by class of assets and liabilities, as well as clarifies the requirement to provide disclosures about valuation techniques and inputs for both recurring and nonrecurring fair value measurements that fall under Level 2 or Level 3. The new disclosure requirements will be effective for the Plan reporting period ending December 31, 2010 with the exception of the requirement to separately disclose purchases, sales, issuances, and settlements which will be effective for the Plan reporting period ending December 31, 2011. The Plan does not believe that the adoption of ASU 2010-06 will have a significant effect on its fair value disclosures.

10. Delinquent Participant Contributions

Certain participating companies failed to remit certain employee contributions and loan repayments to the Plan within the statutory time period, although the participating companies subsequently remitted these contributions and loan repayments to the Plan.

These amounts totaled $127,300 for 2009 and $170,000 for 2008. The Trustee computed the lost earnings to the participants and the participating companies subsequently remitted these lost earnings to the Plan. A portion of these contributions are included in contributions due from employees at December 31, 2009 and 2008.

11. Subsequent Events

The Plan evaluated events subsequent to the date of the statement of net assets available for benefits and determined there have not been any events that have occurred that would require adjustment to or disclosure in the financial statements.

OMNICOM GROUP RETIREMENT SAVINGS PLAN

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2009
EIN: 13-1514814
Plan No. 004

(a)	(b) Identity of issuer, borrower, lessor or similar party	(c) Description of investment, including maturity date, rate of interest, collateral, par or maturity	(d) Cost	(e) Current value
*	Omnicom Group Inc. Common Stock	2,723,774 shares. Employer security. Common stock. $.15 par value.	a	$106,635,788
*	Fidelity Managed Income Portfolio II	326,266,539 shares. Common/Collective Trust which is a registered investment company. There is no maturity date, rate of interest, collateral, maturity value or par.	a	322,098,390
*	Fidelity Contrafund	2,660,573 shares. Mutual fund which is a registered investment company. There is no maturity date, rate of interest, collateral, maturity value or par.	a	155,058,186
	PIMCO Total Return Fund - Institutional Class	13,193,618 shares. Mutual fund which is a registered investment company. There is no maturity date, rate of interest, collateral, maturity value or par.	a	142,491,074
*	Spartan 500 Index - Advantage Class (1)	3,505,443 shares. Mutual fund which is a registered investment company. There is no maturity date, rate of interest, collateral, maturity value or par.	a	138,219,604
*	Fidelity Diversified International Fund	4,854,060 shares. Mutual fund which is a registered investment company. There is no maturity date, rate of interest, collateral, maturity value or par.	a	135,913,683
	Eaton Vance Large-Cap Value Fund Class 1	5,415,728 shares. Mutual fund which is a registered investment company. There is no maturity date, rate of interest, collateral, maturity value or par.	a	90,875,918
	Dreyfus Midcap Value Fund A	3,034,188 shares. Mutual fund which is a registered investment company. There is no maturity date, rate of interest, collateral, maturity value or par.	a	82,924,371
	Morgan Stanley Institutional Fund Inc. Small Company Growth Portfolio	6,353,500 shares. Mutual fund which is a registered investment company. There is no maturity date, rate of interest, collateral, maturity value or par.	a	70,777,986

OMNICOM GROUP RETIREMENT SAVINGS PLAN

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2009
EIN: 13-1514814
Plan No. 004

(a)	(b) Identity of issuer, borrower, lessor or similar party	(c) Description of investment, including maturity date, rate of interest, collateral, par or maturity	(d) Cost	(e) Current value
	T. Rowe Price Institutional Large-Cap Core Growth Fund	4,246,073 shares. Mutual fund which is a registered investment company. There is no maturity date, rate of interest, collateral, maturity value or par.	a	50,061,202
*	Fidelity Low-Priced Stock Fund	719,133 shares. Mutual fund which is a registered investment company. There is no maturity date, rate of interest, collateral, maturity value or par.	a	22,969,121
	RS Partners Fund Class Y	383,509 shares. Mutual fund which is a registered investment company. There is no maturity date, rate of interest, collateral, maturity value or par.	a	9,952,053
	Neuberger Berman Socially Responsive Fund – Investor Class	121,335 shares. Mutual fund which is a registered investment company. There is no maturity date, rate of interest, collateral, maturity value or par.	a	2,520,137
*	Fidelity Freedom Income Fund	323,012 shares. Mutual fund which is a registered investment company. There is no maturity date, rate of interest, collateral, maturity value or par.	a	3,469,150
*	Fidelity Freedom 2000 Fund	271,056 shares. Mutual fund which is a registered investment company. There is no maturity date, rate of interest, collateral, maturity value or par.	a	3,076,487
*	Fidelity Freedom 2005 Fund	152,425 shares. Mutual fund which is a registered investment company. There is no maturity date, rate of interest, collateral, maturity value or par.	a	1,528,826
*	Fidelity Freedom 2010 Fund	573,903 shares. Mutual fund which is a registered investment company. There is no maturity date, rate of interest, collateral, maturity value or par.	a	7,179,530
*	Fidelity Freedom 2015 Fund	1,140,998 shares. Mutual fund which is a registered investment company. There is no maturity date, rate of interest, collateral, maturity value or par.	a	11,889,199

OMNICOM GROUP RETIREMENT SAVINGS PLAN

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2009
EIN: 13-1514814
Plan No. 004

(a)	(b) Identity of issuer, borrower, lessor or similar party	(c) Description of investment, including maturity date, rate of interest, collateral, par or maturity	(d) Cost	(e) Current value
*	Fidelity Freedom 2020 Fund	1,180,962 shares. Mutual fund which is a registered investment company. There is no maturity date, rate of interest, collateral, maturity value or par.	a	14,821,068
*	Fidelity Freedom 2025 Fund	1,575,323 shares. Mutual fund which is a registered investment company. There is no maturity date, rate of interest, collateral, maturity value or par.	a	16,367,605
*	Fidelity Freedom 2030 Fund	1,619,947 shares. Mutual fund which is a registered investment company. There is no maturity date, rate of interest, collateral, maturity value or par.	a	20,071,153
*	Fidelity Freedom 2035 Fund	1,846,103 shares. Mutual fund which is a registered investment company. There is no maturity date, rate of interest, collateral, maturity value or par.	a	18,941,020
*	Fidelity Freedom 2040 Fund	3,213,340 shares. Mutual fund which is a registered investment company. There is no maturity date, rate of interest, collateral, maturity value or par.	a	23,007,511
*	Fidelity Freedom 2045 Fund	682,876 shares. Mutual fund which is a registered investment company. There is no maturity date, rate of interest, collateral, maturity value or par.	a	5,783,958
*	Fidelity Freedom 2050 Fund	461,948 shares. Mutual fund which is a registered investment company. There is no maturity date, rate of interest, collateral, maturity value or par.	a	3,857,264
*	Cash Equivalents	Interest-bearing cash. There is no maturity date, rate of interest or collateral.	a	4,618
*	Participant Loans	Loans to participants with maturities through April 2035, interest rates ranging from 3.25% to 10.5%, collateralized by participants' vested account balances.	-	20,852,425
				$1,481,347,327

* - Represents a party-in-interest as defined by ERISA.

a - The cost of participant-directed investments is not required to be disclosed.

[1] Effective January 22, 2010, the fund changed its name from Spartan U.S. Equity Index Fund – Advantage Class.

OMNICOM GROUP RETIREMENT SAVINGS PLAN

Schedule H, Line 4a - Schedule of Delinquent Participant Contributions
Year Ended December 31, 2009
EIN: 13-1514814
Plan No. 004

Participant Contributions and Loan Repayments Transferred Late to the Plan	Amounts Not Corrected	Amounts Corrected Outside VFCP (Voluntary Fiduciary Correction Program)	Amounts Pending Correction or in VFCP	Total Fully Corrected Under VFCP and PTE 2002-51
($127,300)	N/A	$127,300	N/A	N/A

(1) During 2009, certain participating companies failed to remit certain employee contributions and loan repayments to the Plan within the statutory time period, although the participating companies subsequently remitted these contributions and loan repayments to the Plan. These amounts totaled $127,300. The Trustee computed the lost earnings to the participants and the participating companies subsequently remitted these lost earnings to the Plan. A portion of these contributions are included in contributions due from employees at December 31, 2009, and the related earnings were deposited in 2010.

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

OMNICOM GROUP RETIREMENT SAVINGS PLAN

By: /s/ Leslie Chiocco
Leslie Chiocco
Member of Administrative Committee
June 28, 2010

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Omnicom Group Retirement Savings Plan
New York, New York

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (333-74591) of Omnicom Group Inc. of our report dated June 28, 2010, relating to the financial statements and supplemental schedules of the Omnicom Group Retirement Savings Plan which appears in this Form 11-K.

/s/ O'Connor Davies Munns & Dobbins, LLP

Harrison, New York
June 28, 2010

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Omnicom Group Retirement Savings Plan
New York, New York

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (333-74591) of our report dated June 26, 2009, relating to the financial statements and supplemental schedules of Omnicom Group Retirement Savings Plan appearing in the Plan's Annual Report on Form 11-K for the year ended December 31, 2009.

/s/ BDO Seidman, LLP

New York, New York
June 28, 2010